Exhibit 99.1

Company announcement	Orphazyme A/S in restructuring
No. 26/2022	Ole Maaløes Vej 3
Inside information	DK-2200 Copenhagen N

www.orphazyme.com
Company Registration No. 32266355

Restructuring Proposal

Copenhagen, Denmark, May 18, 2022 – Orphazyme A/S in restructuring (ORPHA.CO; ORPH) (“Orphazyme” or the “Company”), a late-stage biopharmaceutical company, announces that the enclosed restructuring proposal (the “Restructuring Proposal”) will be submitted to the Danish Maritime and Commercial High Court (the “Court”) and be sent to the Company’s known creditors following the agreement with KemPharm Denmark A/S to sell substantially all of its assets and business activities (the “Assets”), which is conditional upon the approval by the creditors and the affirmation of the Restructuring Proposal by the Court (please see company announcement no. 24/2022).

The Restructuring Proposal will be presented and voted on at a meeting with creditors to be held on Monday, May 30, 2022, at 1:00 PM (CEST) at the Maritime and Commercial High Court, Amaliegade 35, 2., 1256 Copenhagen C, Denmark. All creditors are entitled to attend the meeting.

If the Restructuring Proposal is adopted by the creditors and affirmed by the Court, the restructuring proceedings will be closed by completing the transfer of the Assets to KemPharm Denmark A/S, and Orphazyme will pay its debts to the creditors in accordance with the Restructuring Proposal. If the Restructuring Proposal is not adopted and affirmed, the restructuring proceedings will automatically cease and bankruptcy proceedings will be initiated against Orphazyme.

Please see the enclosed Restructuring Proposal including appendices.

For additional information, please contact

Orphazyme A/S in restructuring

Anders Vadsholt, Chief Executive Officer and Chief Financial Officer	+45 2898 9055

John Sommer Schmidt, Restructuring Administrator	+45 8620 7500

About Orphazyme

Orphazyme is a late-stage biopharmaceutical company developing arimoclomol for Niemann-Pick disease type C (NPC). Orphazyme is headquartered in Denmark. Orphazyme’s shares are listed on Nasdaq Copenhagen (ORPHA).

About arimoclomol

Arimoclomol is an investigational drug candidate that amplifies the production of heat shock proteins (HSPs). HSPs can rescue defective misfolded proteins and improve the function of lysosomes. Arimoclomol is administered orally, and has now been studied in 10 Phase 1, four Phase 2, and three pivotal Phase 2/3 trials. Arimoclomol has received Orphan Drug Designation (ODD) for NPC in the US and EU. Arimoclomol has received Fast-Track Designation (FTD), Breakthrough Therapy Designation (BTD), and Rare Pediatric Disease Designation (RPDD) from the U.S. Food and Drug Administration (FDA) for NPC. On June 17, 2021, Orphazyme received a Complete Response Letter from the FDA regarding its New Drug Application for arimoclomol for the treatment of NPC. The company has requested a type B-meeting to be held early Q3 2022.

Forward-looking statement

This company announcement may contain certain forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995 and otherwise, including forward-looking statements about the Company’s restructuring process and the Company’s sale of substantially all of its assets and business activities to KemPharm Denmark A/S. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control, including pursuant to regulatory or judicial intervention. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

TRANSLATION

18 May 2022

Restructuring proposal

pursuant to section 13 and 13b of the Danish Bankruptcy Act

Orphazyme A/S under restructuring

CVR no. 32266355, Ole Maaløes Vej 3, 2200 Copenhagen N, Denmark

Particulars	The Maritime and Commercial High Court Case R 22/22-A

The restructuring proceedings were initiated on 11 March 2022, at 7:00 am CET.

Restructuring administrator	John Sommer Schmidt, attorney, Gorrissen Federspiel

Restructuring accountant	Søren Søndergaard Jensen, state-authorised public accountant, BDO

The company	Orphazyme A/S under restructuring (“Orphazyme”) is engaged in research, development, production, marketing, sale and/or licencing of medicinal products for the treatment of various diseases, including Lysosomal Storage Disease (LSD), neuromuscular diseases and related diseases, and conducts other associated activities.

Background for the restructuring proceedings	Orphazyme’s financial situation has for some time been uncertain, which was aggravated by the negative trend vote announced on 23 February 2022 by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA). This is the reason why the company decided to initiate restructuring proceedings.

Restructuring proposal	The restructuring proceedings involves the transfer of the company (step 1) followed by a moratorium arrangement involving full payment of creditor claims filed pursuant to section 97 of the Bankruptcy Act (step 2) as described in further detail on pages 2-3 (the next pages).

Creditors’ meeting in court	A creditors’ meeting to vote on the restructuring proposal will be held at the Maritime and Commercial High Court on Monday, 30 May 2022, at 1:00 pm.

The meeting will be held at the Maritime and Commercial High Court, Amaliegade 35, 2. , 1256 Copenhagen K, Denmark.

All creditors are entitled to attend the meeting.

At the creditors’ meeting, the restructuring proposal will be presented and discussed, and the creditors will vote on whether or not to approve the proposal, as outlined below.

TRANSLATION

Transfer of the company (step 1 in the restructuring proposal)	In accordance with section 13b(1)(1) of the Danish Bankruptcy Act, it is the aim of the restructuring proposal to complete a transfer of the company to KemPharm Denmark A/S, CVR no. 43259326 (“KemPharm”), which comprise the following principal steps:

• KemPharm acquires the employees and all of Orphazyme’s assets, except for certain exempted assets, including name, balances in bank accounts, shares in subsidiaries and accounts receivable.

•  KemPharm takes over certain liabilities, including employee liabilities, liabilities relating to an early access patient program and certain milestone payments linked to approvals of medicinal products.

• KemPharm takes over certain of Orphazyme’s continued agreements relevant to the continued operations of the business operated by Orphazyme.

• In addition to taking over certain liabilities, KemPharm pays a cash purchase price of USD 12.8 million (approx. DKK 91 million).

The agreed date of transfer (closing) is 1 June 2022.

The transfer of the company to KemPharm is conditional up-on the approval by the creditors and the affirmation of this restructuring proposal by the Bankruptcy Court pursuant to section 13d and section 13e of the Bankruptcy Act.

Gorrissen Federspiel

TRANSLATION

Moratorium arrangement with full payment of claims filed pursuant to section 97 of the Bankruptcy Act (step 2 of the restructuring proposal)	Subject to the transfer of the company, a moratorium arrangement is offered pursuant to section 10a of the Bankruptcy Act with full payment (100%) of all claims filed pursuant to section 97 of the Bankruptcy Act.
The moratorium arrangement will consist in the payment in June or July 2022 at the latest of the creditor claims filed and approved. However, as regards contested and/or conditional claims payment will not be effected until the claim has been established by judgment and/or has become relevant.

According to section 10a(3)(2) of the Bankruptcy Act, Orphazyme will pay no interest in the period after the commencement of the restructuring proceedings on claims covered by section 97 of the Bankruptcy Act. However, interest is paid on claims secured by company charge, seeing that the charge is sufficient to cover interest.

Claims ranking senior pursuant to sections 94 and 96 of the Bankruptcy Act will be paid in full pursuant to section 10a(2)(3) of the Bankruptcy Act.

All other claims will not be paid, cf. section 10a(3) of the Bankruptcy Act.

Full payment as indicated above is made possible by the purchase price paid at the time of the transfer of the company. Thus, the transfer of the company (step 1) is a condition for the completion of the moratorium arrangement with full payment of claims filed under section 97 of the Bankruptcy Act (step 2).

Orphazyme’s financial status/insolvency balance sheet	Pursuant to section 13b(1)(2), the restructuring accountant has drawn up a list of the company’s assets and liabilities in the form of an insolvency balance sheet, including a statement of both mortgages and unsecured creditors.

The insolvency balance sheet with the restructuring accountant’s comments is attached as Appendix A.

Estimated dividend in the event of bankruptcy	Dividend for claims filed under section 97 of the Bankruptcy Act in the event of bankruptcy as an alternative to completing the transfer of the company is associated with considerable uncertainty.

The most likely scenario in a bankruptcy situation would be that the company cannot be sold as one entity, and the value of any sale would be significantly reduced. In such a scenario, no dividend is likely to accrue to claims covered by section 97 of the Bankruptcy Act; see also the insolvency balance sheet (Appendix A).

Gorrissen Federspiel

TRANSLATION

The restructuring administrator’s statements etc. pursuant to section 13b(1)(3)	In connection with the restructuring proceedings, no circumstances have been identified that could give rise to reversal proceedings, or attachment or arrest, and which would lapse as a result of the commencement of the restructuring proceedings.

Likewise, no such actionable circumstances have been identified that could warrant bankruptcy disqualification proceedings.

The reason for Orphazyme’s financial difficulties and the reason for the restructuring proceedings are described above.

The cooperation with Orphazyme’s management and employees during the restructuring proceedings has been smooth. They have followed the instructions issued by the restructuring administrator and have generally worked to ensure completion of the restructuring proceedings.

In the restructuring administrator’s opinion, the proposal is reasonable and offers sufficient assurance of its fulfilment, seeing that Orphazyme’s debts according to section 97 of the Bankruptcy Act – as regards the debts known at the time of preparing this restructuring proposal – can be paid in full after receiving the transfer price from the transfer of the company. However, there is always a risk that not all conditions are satisfied and unforeseen events may occur.

The restructuring administrator’s statements etc. pursuant to section 13b(1)(3)	The restructuring accountant’s account of the correlation between the list of assets and liabilities/the insolvency balance sheet (Appendix A) and the debtor’s most recent financial statements is submitted as Appendix B.

The restructuring accountant’s statement concerning the feasibility of the restructuring proceedings is attached as Appendix C.

List of creditors	The list of creditors is attached as Appendix D.

Gorrissen Federspiel

TRANSLATION

Specific comments to the class action lawsuit brought in the United States	Prior to the restructuring proceedings, two plaintiffs had filed a class action against Orphazyme in the US. This is a preliminary class action in which the two plaintiffs have requested that the court conduct a lawsuit on behalf of a larger and as yet unknown group of shareholders.

The court has not yet approved (or dismissed) the class action. As the matter stands, this case still concerns only the two original plaintiffs.

Orphazyme is contesting the claims in entirety, and it is Orphazyme’s contention that the action be dismissed. After the completion of the restructuring proceedings, Orphazyme will have funds to conduct the case and cover the two plaintiffs’ alleged losses if the court should find in favour of the two plaintiffs. At present, there is a potential loss from a larger “class” if the class action is allowed. However, this is still so uncertain and remote that as of yet it makes no sense for Orphazyme to address this issue. It should be noted that the two original plaintiffs have not filed any claims with the restructuring administrator.

Attendance and voting rights at the creditors’ meeting	All creditors are entitled to attend the above-mentioned creditors’ meeting that will be held at the Maritime and Commercial High Court on 30 May 2022, where the restructuring proposal will be discussed, and where the creditors will vote on whether or not to adopt the proposal. The meeting can be attended by physical attendance or by power of attorney issued to a person attending in person.

Only claims covered by section 97 of the Bankruptcy Act are eligible to vote and otherwise with the restrictions provided for in section 13d of the Bankruptcy Act.

The restructuring proposal is regarded as adopted pursuant to section 13d(1) of the Bankruptcy Act, unless a majority of creditors represented at the bankruptcy court meeting and participating in the vote, vote against the proposal.

Power of attorney	In the event that you, as a creditor, can approve the restructuring proposal but you cannot or do not wish to attend the creditors’ meeting, we attach a power of attorney authorising the restructuring administrator to vote in favour of the restructuring proposal.

The closing of the restructuring proceedings	If the restructuring proposal is adopted by the creditors and affirmed by the Bankruptcy Court, the restructuring proceedings will be closed by completing the transfer of the company to KemPharm, and Orphazyme will pay its debts to the creditors in accordance with the restructuring proposal.

If the restructuring proposal is not adopted and affirmed, the restructuring proceedings will automatically cease and bankruptcy proceedings will be initiated against Orphazyme.

Gorrissen Federspiel

TRANSLATION

The restructuring administrator’s contact details:	Kristian Gammelgaard Møller, attorney, Gorrissen Federspiel, D +45 24692130, email: kmo@gorrissenfederspiel.com

Lone Sehested Bødtger, insolvency assistant, Gorrissen Federspiel,
D +45 86207493, email: lsb@gorrissenfederspiel.com

The restructuring accountant’s contact details	Søren Søndergaard Jensen, state-authorised public accountant,
D +45 39155278, email: ssj@bdo.dk

Processing of your personal data	In connection with the restructuring proceedings, Gorrissen Federspiel collects and processes personal data. You are welcome to contact us if you wish to gain insight into the data about you that we process. You may be entitled to have your personal data rectified or deleted, and you are entitled to object to our processing of your personal data. You are also entitled to complain to the Danish Data Protection Agency. You can read more about how we process personal information here: https: //gorrissenfederspiel.com/vores-raadgivning/information-om-behandling-af- personoplysninger

As restructuring administrator:

John Sommer Schmidt

Approved by Orphazyme:

Anders Vadsholt, CEO	Georges Gemayel, Chairman

Andrew Paul Mercieca	Stephanie Smith Okey

Carrolee Barlow	Bo Jesper Hansen

Martin Bonde

Gorrissen Federspiel

TRANSLATION

POWER OF ATTORNEY

Restructuring proceedings have been initiated against Orphazyme A/S pursuant to order issued on 11 March 2022 by the Bankruptcy Court of the Maritime and Commercial High Court. John Sommer Schmidt, attorney, Gorrissen Federspiel, was appointed restructuring administrator, and state-authorised public accountant Søren Søndergaard Jensen, BDO, was appointed restructuring accountant.

The undersigned                                                  , CVR no.                                                  , has a claim against Orphazyme A/S under restructuring proceedings of                                 DKK                                                  , and hereby authorise John Sommer Schmidt to attend on behalf of the undersigned at the creditors’ meeting on [date and time], and at the meeting to vote in favour of the adoption of the restructuring proposal.

, May 2022

Name:

Position:

Gorrissen Federspiel

Foreløbfig modregnet balance for Orphazyme A/S under rekonstruktion pr. 11. marts 2022/lnterim set-off balance of Orphazyme A/S in reconstruction 11 March 2022

Beløb i tusind DKK /Thousand DKK		Rekonstruktion/reconstruction						Konkurs/bankruptcy
					Virksom-				Virksom-
		Bogført	Reguler-		heds pant				heds pant
		værdi/	inger/		/Pledge	Netto-		Vur-	/Pledge	Netto-
		booked	adjust-	Vurdering/	floating	aktiver/net		dering/	floating	aktiver/net
		value	ments	Valuation	charge	assets	Note	Valuation	charge	assets
Asset purchase agreement as of 15.05.22		0	91.470	91.470	-17.366	74.104	1	7.500	-7.500	0
- Licenser, rettigheder/Licenses, rights		1.603	-1.603	0		0		0		0
- Software/Software		450	-450	0		0		0		0
- Andre anlæg og maskiner/Property plant & equipments		2.046	-2.046	0		0		0		0
- Udviklingsprojekt/developement project - Arimoclomol for NPC		0		0		0		0		0
- Inventory		0		0		0		0		0
Depositum/Deposits		605	-303	303		303	3	0		0
Udskudte skatteaktiver/Deferred tax assets		0	0	0		0	2	0		0
Right of use assets - leasing aktiver		3.493	-2.743	750		750	4	750		750
Investering i datterselskaber/lnvestment in subsidiaries		2.735	-2.735	0		0	5	0		0
Tilgodehavende i tilknyttede virksomheder/lntercompany receivables		9.982	-9.982	0		0	6	0		0
Tilgodehavende skattekreditordning/ Tax receivable R&D		8.250	2.750	11.000		11.000	7	5.500		5.500
Forudbetalte omkostninger/Prepaid expenses		7.374	-4.945	2.429		2.429	8	0		0
Tilgodehavende moms/VAT receivable		3.970		3.970		3.970	9	3.970		3.970
Tilgodehavender fra salg/Trade receivables		15.111	1.637	16.748	-16.748	0	10	16.748	-16.748	0
Likvide beholdninger/Cash		36.819	291	37.110		37.110	11	37.110		37.110

Ubehæftede aktiver/Assets		92.438	71.342	163.780	-34.114	129.666		71.578	-24.248	47.330

Anslåede omkostninger der har forrang/Estimated costs ranking prior to other costs:
Boomkostninger/Cost under bankruptcy	KL§93									-7.500
Rekonstruktionsomkostninger/Costs of reconstruction	KL §94					-5.000				-5.000
Anslået driftsunderskud i rekonstruktionen/Estimated covered losses in reconstruction	KL §94					-35.000				-18.625

						89.666				16.205
Anslåede opsigelseomkostninger/Estimated payroll termination co	KL §95					-8.514				-17.000
Anslåede lønmodtager pr. 11. marts 2022 feriepenge og skyldig løn/estimated Employee at 11 Mar., holiday pay and accrued pay	KL§95		-6.800			-6.800				-6.800

Anslåede nettoaktiver til usikrede kreditorer/Estimated net assets to unsecured creditors						74.352				-7.595

Anslåede akkordkreditorer (simple krav)/Estimated creditors in composition (ordinary claims)		122.326	-49.736	72.590	-34.114	38.476				92.098

Foreløbig beregnet dividende/Calculated interim dividend						100%				0%

Akkordkreditorer/Creditors in composition:
Leasingforpligtelser /Lease liabilities		4.201	-3.493	708		708				708
French EAP program nATU - refund liability 50%		43.756	-43.756	0		0		43.756		43.756
Kreos loan - Virksomhedspant/Pledge floating charge 9m Euro		28.938	5.176	34.114	-34.114	0			-24.248	9.866
Leverandørgæld/Trade payables		23.073	-863	22.210		22.210				22.210
Skyldige omkostninger/accruals		3.659		3.659		3.659				3.659
Anden gæld/other liabilities		3.658		3.658		3.658				3.658
Intercompany payable Orphazyme GmbH (CH)		5.697		5.697		5.697				5.697
Lønmodtager poster, A-skat/Employee liabilities, payroll taxes		9.344	-6.800	2.544		2.544				2.544

		122.326	-49.736	72.590	-34.114	38.476		43.756	-24.248	92.098

Equity reconciliation/Afstemning egenkapital		-29.888	121.077	91.189	0	35.875				-99.693

9

Tel: +45 39 15 52 00	BDO Statsautoriseret Revisionsaktieselskab
koebenhavn@bdo.dk	Havneholmen 29
www.bdo.dk	DK-1561 København V
CVR-no. 20 22 26 70

NOTES FOR OFFSET BALANCE

1. Asset purchase agreement of 15 May 2022 regarding specified assets

The Company has entered an agreement with a buyer at 15 May 2022 on acquisition of specified assets at a total selling price of $12,8 m (DKK 91,5 m). The assets had a carrying amount of DKK 4 m. The sale comprises the following assets. The buyer also acquires any liability of The French early access Compassionate Use Program.

•	Inventory

•	Property, plant and equipment

•	Trademarks, trade names, domain names, etc.

•	Customer lists, contracts and related relationships

•	Supply and other related vendor agreements

•	Assembled workforce and agreements

•	In-process research and development

•	Patents, copyrights, trade secrets and licenses

2. Deferred tax assets

The Company has not recognised deferred tax asset of DKK 454 m. This tax asset can be used in future income. The deferred tax asset can have financial impact in the future but is not recognised with value in the offset balance sheet.

3. Rental deposits

The value of the assets is assessed based on the value that the assets will have at continuous use in the Company, cf. the assumptions of the reconstruction plan. The carrying amount of deposit is written down with 50% as en estimation as a consequence of lease disposal and expected costs for renovation.

At a potential bankruptcy the asset is assessed to have a significantly reduced value as reflected in the column “at bankruptcy”.

4. Leased assets/Right of use assets

Leased assets are measured at expected net proceeds for sale of laboratory equipment, which is expected to be bought out from the lease agreement in the reconstruction period.

5. Investment in subsidiaries

Equity investments in subsidiaries are being closed down and proceeds for the parent company are not expected, for which reason the equity investments are written down to DKK 0.

BDO Statsautoriseret revisionsaktieselskab, a Danish limited liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

This document is an unofficial translation of the original Danish text, and in case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

6. Intercompany receivables

Equity investments in subsidiaries are being closed down and proceeds for the parent company are not expected for which reason the receivables are written down to DKK 0.

7. Receivable tax credit plan

The Company has requested a tax credit plan of DKK (‘000) 5,500 in total, in accordance with section 8x of the Danish Tax Assessment Act for the accounting period 2020/21. In the reconstruction plan there is assumed going concern after the tax return period (1 July 2021 - 30 June 2022), for which reason additional DKK (‘000) 5,500 can be applied for in the tax credit plan.

At a potential bankruptcy the asset is assessed to have a value of DKK (‘000) 5,500 as reflected in the column “at bankruptcy”.

8. Prepaid expenses

The carrying amount constituted DKK (‘000) 4,945 and is pertinent to prepayments and accruals, primarily. The item is solely of value in going concern and cannot be applied for satisfaction by the creditors.

At a potential bankruptcy the asset is assessed to have a value of DKK 0 as reflected in the column “at bankruptcy”.

9. VAT receivable

The item consists of input VAT receivable at the deadline.

10. Trade receivables

Trade receivables are 2 invoices not fallen due of DKK (‘000) 15,111 in total, which are added expected income of DKK (‘000) 2,500 until the deadline, so that trade receivables at 10 March 2022 constitute DKK (‘000) 17,611. Offsetting against receivables at DKK (‘000) 863 in total have been made.

At a potential bankruptcy the asset is assessed to have an unchanged value as reflected in the column “at bankruptcy”.

11. Cash at bank and in hand

Cash at bank and in hand consist of deposits with banks at the deadline.

This document is an unofficial translation of the original Danish text, and in case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

1

Appendix

With reference to section 13b (1)(3) of the Danish Bankruptcy Act we are making the following statements and reports:

Debtor’s status and comments to the list of assets and liabilities

Overview of the debtor’s status in the form of offset balance is attached in Appendix 1.

The list of assets and liabilities presented shows equity of DKK 36 m.

Statement of correlation between the list of assets and liabilities and the most recent financial statements

The most recent submitted annual report is for 2020. Based on this, the development in equity can be explained as follows (DKK m):

Equity in accordance with the annual report for 2020	611
Equity entries, etc. net 2021-22	22
Results 2021	-616
Results 2022, until 11 March 2022	-47
Equity according to bookkeeping, 11 March 2022	-30
Net revaluation of assets	71
Impairment of debt and increase of provisions in connection with the restructuring, net	-5
Equity on the list of assets and liabilities	36

Tel: +45 39 15 52 00 koebenhavn@bdo.dk www.bdo.dk	BDO Statsautoriseret Revisionsaktieselskab Havneholmen 29 DK-1561 København V CVR no. 20 22 26 70

The Restructuring Accountant’s report on the restructuring proposal

INDEPENDENT AUDITOR’S REPORT

To the Creditors of ORPHAZYME A/S in Restructuring Process

As restructuring accountant, I have examined the restructuring proposal presented for Orphazyme A/S in restructuring process, in accordance with section 13b (1)(3)(i), for the purpose of issuing an opinion as to whether the proposal in my assessment is reasonable and offers adequate security for the completion of the proposal.

My opinion in the report is expressed with limited assurance.

The restructuring proposal has been prepared based on the valuation of the debtor’s assets at the time of the commencement of the restructuring process. Please refer to section 2 of the restructuring proposal, in which the assumptions of the restructuring proposal are accounted for. There is uncertainty regarding the assumptions stated. The actual outcome will probably deviate from the expected, as events do not often occur as expected, which may impact the reasonableness and completion of the restructuring proposal.

My report is prepared solely to comply with the requirements of the Danish Bankruptcy Act in connection with the restructuring of the Company and may not be used for any other purposes.

The restructuring administrator’s and Management’s responsibilities

The restructuring administrator and Management of Orphazyme A/S in restructuring process are responsible for preparing the restructuring proposal and as to whether it is reasonable and offers adequate security for the completion of the proposal.

The restructuring accountant’s responsibilities

Based on my examinations, it is my responsibility to express an opinion as to whether in my assessment the restructuring proposal is reasonable and offers adequate security for the completion of the proposal.

I have performed my examinations in accordance with ISAE 3000, other assurance reports than audit or review of historical financial information and additional requirements according to the Danish Act on Approved Auditors and Audit Firms for the purpose of achieving limited assurance for my opinion.

BDO Statsautoriseret revisionsaktieselskab is subject to the international standard on quality control, ISQC 1, and thus, applies an extensive quality control system, including documented policies and procedures regarding compliance with ethical requirements, professional standards as well as applicable statutory requirements and other regulation.

I am independent of the Company in accordance with the International Code of Ethics for Professional Accountants (IESBA’s Code of Ethics) and the additional requirements applicable in Denmark, just like I have complied with other additional ethical obligations according to these rules and requirements.

As part of my examinations, I have made inquiries to the restructuring administrator and the Company’s Management as well as performed analytical actions.

The extent of the actions I have performed during my examination are less than at a reasonable assurance engagement. As a consequence hereof, the assurance level for my opinion is significantly less than the assurance obtained had it been a reasonable assurance engagement.

BDO Statsautoriseret Revisionsaktieselskab, a Danish-owned Audit and Advisory Firm, is member of BDO International Limited - a UK-based company limited by guarantee - and form part of the international BDO network of independent member firms.

Tel: +45 39 15 52 00 koebenhavn@bdo.dk www.bdo.dk	BDO Statsautoriseret Revisionsaktieselskab Havneholmen 29 DK-1561 København V CVR no. 20 22 26 70

Conclusion

Based on the work performed I have not become familiar with any matters giving rise to conclude that the restructuring proposal in my assessment should not be reasonable and offers adequate security for the completion of the proposal.

Copenhagen, 18 May 2022

BDO Statsautoriseret Revisionsaktieselskab

CVR no. 20 22 26 70

Søren Søndergaard Jensen

State-Authorised Public Accountant

BDO Statsautoriseret Revisionsaktieselskab, a Danish-owned Audit and Advisory Firm, is member of BDO International Limited - a UK-based company limited by guarantee - and form part of the international BDO network of independent member firms.